

PE 1/22/2013

NOACT

Received SEC

MAR 20 2013

Washington, DC 20549



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2013

Denise A. Horne
McDonald's Corporation
denise_horne@us.mcd.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-20-2013

Re: McDonald's Corporation
Incoming letter dated January 22, 2013

Dear Ms. Horne:

This is in response to your letters dated January 22, 2013 and February 11, 2013 concerning the shareholder proposal submitted to McDonald's by John Chevedden. We also have received letters from the proponent dated January 23, 2013 and February 11, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 20, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: McDonald's Corporation
Incoming letter dated January 22, 2013

The proposal, as revised on December 27, 2012, requests that the company's executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age.

We are unable to concur in your view that McDonald's may exclude the proposal, as revised, under rule 14a-8(c). In our view, the proponent has submitted only one proposal. Accordingly, we do not believe that McDonald's may omit the proposal, as revised, from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that McDonald's may exclude the proposal, as revised, under rule 14a-8(d). We note that the proposal, as revised, does not appear to exceed the 500-word limitation imposed by rule 14a-8(d). Accordingly, we do not believe that McDonald's may omit the proposal, as revised, from its proxy materials in reliance on rules 14a-8(d) and 14a-8(f).

We are unable to concur in your view that McDonald's may exclude the proposal, as revised, under rule 14a-8(e)(2). Accordingly, we do not believe that McDonald's may omit the proposal, as revised, from its proxy materials in reliance on rule 14a-8(e)(2).

We are unable to concur in your view that McDonald's may exclude the proposal, as revised, under rule 14a-8(i)(3). We are unable to conclude that the proposal, as revised, is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that McDonald's may omit the proposal, as revised, from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Charles Lee
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Denise A. Horne
Corporate Vice President
Associate General Counsel
Assistant Secretary
2915 Jorie Boulevard
Oak Brook, IL 60523
(630) 623-3154
email: denise_horne@us.mcd.com

February 11, 2013

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: McDonald's Corporation - Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

I am writing in response to the Proponent's letter to the staff dated January 23, 2013, in which he objects to the Company's exclusion of his proposal from its 2013 proxy materials.

The Proponent disagrees with the Company's view that the proposal is in fact two proposals, one requesting a stock retention policy and the other requesting an anti-hedging policy. While the Proponent argues that the two policies are really a "single unified policy," the language in the December 27, 2012 version of his proposal (the "Late Submission") states that the anti-hedging policy would apply to directors, who would otherwise be able to "avoid the impact of this proposal." This language in the Late Submission calls for two separate policies governing two distinct categories of individuals: a stock retention policy for senior executives and an anti-hedging policy for directors. The Late Submission therefore is unlike the proposal addressed in *Pfizer Inc.* (January 9, 2013). The proposal in *Pfizer Inc.* referred to a stock retention policy and anti-hedging policy for senior executives only and did not request similar policies for directors.

The Proponent correctly notes that the Late Submission was submitted in response to the Company's letter informing him that the original proposal exceeded the 500 word limit of Rule 14a-8(c). As discussed in my letter to the staff dated January 22, 2013, however, the Late Submission not only reduced the number of words in the proposal but also revised the proposal in substantive respects that were unrelated to shortening the proposal. For that reason, the submission constituted a new proposal and, because it was received by the Company after the deadline for submitting proposals, was excludable under Rule 14a-8(e).

The Proponent argues that the Company failed to cite any language in Staff Legal Bulletin No. 14 supporting exclusion of the Late Submission under Rule 14a-8(e). The Company's position is not based on Staff Legal Bulletin No. 14, however, and instead is based on the logical proposition that a proponent cannot submit what amounts to a new proposal in response to a request to cure procedural deficiencies in a prior proposal.

Finally, the Proponent argues that the supporting statement's criticism of various aspects of the Company's governance, including the independence of directors, succession planning and the Company's pay for performance program, is not irrelevant to the proposal because the criticism is introduced by a statement that '[t]his proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012." The introductory sentence does not, however, do anything to relate the supporting statement to the requested stock retention policy. Even if stock retention were considered to be a corporate governance matter rather than an executive compensation matter, a proposal that relates to one aspect of corporate governance does not give the proponent license to use the issuer's proxy statement to rail against any and all other aspects of the issuer's corporate governance.

For the reasons set forth above and in my earlier letter, I remain of the view that the Company may exclude the proposal from its 2013 proxy materials.

If you have any questions or need additional information, please feel free to contact me at (630) 623-3154. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at denise_horne@us.mcd.com.

Sincerely,



Denise A. Horne
Corporate Vice President,
Associate General Counsel and
Assistant Secretary

cc: John Chevedden
Alan L. Dye
Hogan Lovells

Enclosures

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 11, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
McDonald's Corporation (MCD)
Executives to Retain Stock
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 22, 2013 company request concerning this rule 14a-8 proposal.

The company does not claim that it is fundamentally impossible for directors to avoid the corporate governance impact of a rule 14a-8 proposal by failing to close a loophole.

Reference:
"Otherwise our directors would be able to avoid the impact of this proposal."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Noemi Flores <Noemi.Flores@us.mcd.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 23, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
McDonald's Corporation (MCD)
Executives to Retain Stock
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 22, 2013 company request concerning this rule 14a-8 proposal.

The company failed to cite any text from Staff Legal Bulletin 14F that said that a timely proposal, revised within 14-days that responds to a company request based on procedural issues, would be a "Late Submission." The company appears to agree that the revision in response to its request is less than 500-words. The timely revision also addressed the company-raised issue of a single proposal. The company seems to claim that the revision, in response to its request, simply did not go far enough in regard to clarifying the single-mindedness of the proposal. Yet the company does not try to distinguish this proposal from *Pfizer Inc.* (Jan. 9, 2013).

The company gratuitously objects to a possibility of an "entirely new and unrelated proposal."

The company does not completely address how the text introduced by this sentence would not be relevant:
"This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:"

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Noemi Flores <Noemi.Flores@us.mcd.com>

[MCD: Rule 14a-8 Proposal, December 7, 2012, Revised December 14, 2012, second revision December 14, 2012, revised per company request, December 27, 2012]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders urge that our executive pay committee adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before our Company's next annual meeting. For the purpose of this policy, normal retirement age would be an age of at least 60 and determined by our executive pay committee. Shareholders recommend that the committee adopt a share retention percentage requirement of at least 25% of net after-tax shares.

This single unified policy shall prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. Otherwise our directors would be able to avoid the impact of this proposal. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2007 with "High Governance Risk." Also "High Concern" regarding director qualifications and "High Concern" regarding Executive Pay – $13 million for former CEO James Skinner. We even paid for Mr. Skinner's corporate jet travel to his part-time job. This was under the leadership of Robert Eckert, former Mattel CEO, who chaired our executive pay committee. Miles White was another CEO on our executive pay committee. CEOs are not known for moderation in executive pay.

Our highest paid executives continued to receive stock options that simply vest over time without job performance requirements. Equity pay should have job performance requirements to align with shareholder interests. Also, our highest paid executives could be given long-term cash incentive pay, which did nothing to link job performance with long-term shareholder value.

Three directors were age 74 to 82 – succession-planning concern. Perhaps it was not a surprise that Andrew McKenna, at age 82, chaired our director nomination committee. Two directors worked together on the Aon Corporation board. Intra-board relationships can compromise a director's independence. Five directors had 13 to 23 years long-tenure. Director independence erodes after 10-years. GMI said long-tenure could hinder director ability to provide effective oversight. A more independent perspective would be a priceless asset for our directors.

Please vote to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4*



Denise A. Horne
Corporate Vice President
Associate General Counsel
Assistant Secretary
2915 Jorie Boulevard
Oak Brook, IL 60523
(630) 623-3154
email: denise_horne@us.mcd.com

Rule 14a-8(e)
Rule 14a-8(d)
Rule 14a-8(f)(1)
Rule 14a-8(c)
Rule 14a-8(i)(3)

January 22, 2013

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

I am the Corporate Vice President, Associate General Counsel and Assistant Secretary of McDonald's Corporation (the "Company"). On behalf of the Company, I am submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2013 annual meeting of shareholders (the "2013 proxy materials") a shareholder proposal and a statement in support thereof received from John Chevedden (the "Proponent"), both as last submitted to the Company prior to the submission deadline and as further revised and resubmitted after the submission deadline. We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits all versions of the proposal from its 2013 proxy materials for the reasons discussed below.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008) ("SLB No. 14D"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that the Company and the undersigned should receive a concurrent copy of any additional correspondence submitted to the Commission or the staff relating to his proposal.

The Company currently intends to file its definitive 2013 proxy materials with the Commission on or about April 12, 2013.

BACKGROUND OF THE PROPOSAL

On December 7, 2012, one week before the December 14 deadline for submitting shareholder proposals for inclusion in the Company's 2013 proxy statement, the Company received from the Proponent a shareholder proposal requesting that the Company adopt a policy requiring senior executives to retain a portion of their equity compensation until reaching normal retirement age. A copy of the Proponent's December 7, 2012 submission is attached hereto as *Exhibit A*. Thereafter, at 4:37 p.m. on December 14, 2012, the Proponent submitted to the Company a revised version of the proposal. A copy of the proponent's second submission is attached hereto as *Exhibit B*. Thirteen minutes later, at 4:50 p.m., the Proponent submitted to the Company a third version of the proposal. In accordance with Rule 14a-8(b), the Company accepted the 4:50 p.m. version of the proposal in substitution of the two prior submissions. The 4:50 p.m. version of the proposal, referred to hereinafter as the "Original Proposal," is attached hereto as *Exhibit C*.

The Original Proposal contained the following resolution:

> RESOLVED: That shareholders urge the Compensation Committee of our Board of Directors to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age and to report to shareholders regarding the policy before the Company's next annual meeting of shareholders. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 25% of net after-tax shares.
>
> The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

After reviewing the Original Proposal, the Company determined that it exceeded the 500 word limit imposed by Rule 14a-8(d) and consisted of more than one proposal. Accordingly on December 20, 2012, the Company sent to the Proponent a notice advising him of these deficiencies (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as *Exhibit D.*

On December 27, 2012, nearly two weeks after the deadline for submitting shareholder proposals, the Proponent responded to the Deficiency Notice by submitting a further revised version of the proposal (the "Late Submission"), which not only reduced the number of words in the proposal to comply with Rule 14a-8(d), but also made substantive changes to the proposal. A copy of the Proponent's December 27, 2012 submission is attached hereto as *Exhibit E.*

The resolution included in the Late Submission, marked to show its differences from the Original Proposal (with additions underlined and deletions marked with strikethroughs), reads as follows:

> Resolved: ~~That~~ Shareholders urge ~~the Compensation Committee of our Board of Directors to~~<u>that our executive pay committee</u> adopt a policy requiring ~~that~~ senior executives <u>to</u> retain a significant percentage of shares acquired through equity ~~compensation~~<u>pay</u> programs until reaching normal retirement age and to report to shareholders regarding the policy before ~~the~~<u>our</u> Company's next annual meeting ~~of shareholders~~. For the purpose of this policy, normal retirement age ~~shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The~~<u>would be an age of at least 60 and determined by our executive pay committee.</u> Shareholders recommend that the committee adopt a share retention percentage requirement of at least 25% of net after-tax shares.
>
> ~~The~~<u>This single unified</u> policy ~~should~~<u>shall</u> prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive<u>. Otherwise our directors would be able to avoid the impact of this proposal</u>. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate ~~the~~<u>our</u> Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

BASES FOR EXCLUSION

As explained in Part I below, the Company believes that the Late Submission is a new proposal and, because it was received after the submission deadline, need not be considered for inclusion in the Company's 2013 proxy materials. Because the Late Submission was not timely submitted, only the Original Proposal is eligible to be considered for inclusion in the 2013 proxy materials. As explained in Part II below, the Original Proposal exceeds 500 words and therefore is excludable under Rules 14a-8(d) and 14a-8(f)(1). In addition, as explained in Part III below, even if the two proposals were not excludable for the foregoing reasons, both versions of the proposal are excludable under Rules 14a-8(i)(3) and 14a-8(c).

I. The Late Submission contained substantive revisions and therefore was a new proposal, received after the deadline for submitting proposals for inclusion in the 2013 proxy materials, and therefore may be excluded under Rule 14a-8(e)

Rule 14a-8(e) provides that, unless a company plans to hold its annual meeting more than 30 days before or after the date on which it held its annual meeting the previous year, shareholder proposals for the annual meeting must be received no later than 120 days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. As disclosed in the Company's 2012 proxy statement, the deadline for submitting shareholder proposals for the 2013 annual meeting, determined in accordance with Rule 14a-8(e), was December 14, 2012.

The Company received the Late Submission on December 27, 2012. While the Late Submission was submitted to the Company in response to the Deficiency Letter, the revisions included in the Late Submission went well beyond what was reasonably necessary to shorten the Proposal to satisfy the 500-word limit of Rule 14a-8(d), and instead included substantive revisions designed to alter the scope of the proposal.

The Late Submission differed from the Original Proposal in key respects. First, the Late Submission substituted a new definition of the term "normal retirement age." The Original Proposal defined the term by reference to the Company's qualified plan having the most participants. The Late Submission, in contrast, provided that the term shall mean "an age of at least 60" and otherwise charged the Company's "executive pay committee" with responsibility for determining a definition. The change from an objectively determinable age (which almost certainly would be greater than 60) to an age determined subjectively was unquestionably substantive and was wholly unrelated to shortening the proposal to comply with Rule 14a-8(d).

Second, the Late Submission requested that the Company's "executive pay committee" adopt the requested policy, as opposed to the Compensation Committee of the Board of Directors, as had been the case in the Original Proposal. The new reference to an executive pay committee suggested that the requested policy could be adopted by any committee involved in executive compensation matters, including a management-level committee. The Late Submission therefore expanded considerably the type and composition of committee that would be authorized to implement the requested policy.

Third, the Late Submission added an entirely new sentence in the second paragraph, stating that, without the requested prohibition on hedging, "directors would be able to avoid the impact of [the] proposal." The new sentence is a curious addition, as the proposal previously sought to apply the stock retention policy only to "senior executives." The new sentence, in contrast, implied that the retention policy would apply to the Company's directors as well. In any case, the addition of the new sentence clearly was not intended to shorten the proposal to satisfy the 500-word limit.

These substantive changes to the Original Proposal had the effect of rendering the Late Submission a new proposal. The staff has recognized that a shareholder may not submit a proposal in compliance with the submission deadline and then revise the proposal after the deadline, to correct deficiencies or for any other reason. In *Staff Legal Bulletin 14F* (October 18, 2011), the staff said that, if a proponent submits a revised proposal after the deadline for submitting proposals, the company is not required to accept the revision, and instead "may cite Rule 14a-8(e) as the reason for excluding the revised proposal." A proponent may not avoid this clearly appropriate staff position by adding substantive revisions to a proposal at the same time the proponent is revising the proposal to comply with the 500-word limit. Otherwise, a proponent could submit an entirely new and unrelated proposal upon receiving a deficiency notice from the company, thereby circumventing the submission deadline. Instead, revisions made to address deficiencies noted in a deficiency letter must be reasonably designed to correct the noted deficiency.

The Late Submission contained revisions to the Original Proposal that substantively revised the proposal and therefore constituted a new proposal under *Staff Legal Bulletin 14F*. Because the Late Submission was received after the submission deadline, the Company may exclude the Late Submission under Rule 14a-8(e).

II. The Original Proposal exceeds 500 words and therefore is excludable under Rules 14a-8(d) and 14a-8(f)(1)

Rule 14a-8(d) provides that a proposal, including its supporting statement, may not exceed 500 words. The Original Proposal, beginning with the word "RESOLVED" and ending with the word "value," consists of 518 words. In counting the words, the Company counted numbers and the symbols "$" and "%" as separate words and counted hyphenated words and words separated by "/" as multiple words. See *Minnesota Mining and Manufacturing Co.* (February 27, 2000) (hyphenated words and words separated by a "/" should be counted as multiple words); *Intel Corp.* (March 8, 2010) (percent symbols and dollar signs are separate words); *Amgen Inc.* (January 12, 2004) (each number and letter used to enumerate paragraphs is a separate word); *Aetna Life and Casualty Co.* (January 18, 1995) (each numeric entry is one word).

A company may exclude a shareholder proposal that exceeds 500 words if the company timely notifies the proponent of the deficiency in accordance with Rule 14a-8(f)(1) and the proponent fails to correct the deficiency within 14 days. *See, e.g., Procter & Gamble Co.* (July 29, 2008); *Amgen, Inc.* (January 12, 2004); *Amoco Corp.* (January 22, 1997). The Deficiency Notice, which was timely provided to the Proponent, informed the Proponent that the Original Proposal exceeded 500 words. While the Proponent responded within the 14 day time period required by

Rule 14a-8(f)(1) by submitting the Late Submission, the Company is not required to accept the Late Submission for the reasons set forth in Part I above. Accordingly, the Proponent has failed to revise his proposal to satisfy the 500-word limit in Rule 14a-8(d). The Original Proposal therefore is excludable under Rule 14a-1(f).

III. Both versions of the proposal are excludable under Rule 14a-8(c) and Rule 14a-8(i)(3)

Both the Original Proposal and the Late Submission constitute more than one proposal and therefore are excludable under Rule 14a-8(c), and both contain statements that are false and misleading and therefore are excludable under Rule 14a-8(i)(3). Accordingly, regardless of which version of the proposal is deemed to be the Proponent's submission, the proposal is also excludable for the reasons set forth below.

A. The proposal constitutes multiple proposals and therefore may be excluded under Rule 14a-8(c)

Rule 14a-8(c) provides that a shareholder may submit no more than one proposal for a particular meeting of shareholders. The one-proposal limitation applies not only to proponents who submit multiple proposals as separate submissions, but also to proponents who submit multiple proposals as elements of a single submission.

After receiving the Original Proposal, the Company determined that it contained more than one proposal in violation of Rule 14a-8(c). Specifically, the Company determined that the Original Proposal contained both a proposal relating to a stock retention policy and a separate proposal relating to implementation of an anti-hedging policy. Accordingly, the Company notified the Proponent of this defect through the Deficiency Notice. The Deficiency Notice stated clearly that Rule 14a-8(f)(1) requires that the Proponent's response be postmarked or transmitted electronically no later than 14 days from the date the Proponent received the Deficiency Notice. Records confirm that the Proponent received the Deficiency Notice on December 21, 2012. In his email response dated December 27, 2012, attaching the Late Submission, the Proponent stated "[t]he revised text clarifies that the proposal seeks a single unified policy to prevent company directors from avoiding the impact of this proposed policy."

Under 14a-8(c), the staff has consistently taken the position that a company may exclude a shareholder proposal when a shareholder submits more than one proposal and does not timely reduce the number of submitted proposals to one. For example, in *Textron, Inc.* (March 7, 2012), the staff permitted the company to exclude a proposal that sought to allow shareholders to make board nominations in the company's proxy materials by requiring that the company amend its governing documents consistent with seven provisions enumerated in the proposal. One of those provisions required that any election of a majority of board seats being filled by operation of the proposed proxy access mechanism not be considered to be a change of control by the company, its board or its officers. The staff concurred with the company's view that this "change of control" provision "has nothing to do with the process for proving shareholders with the ability to nominate director candidates and have those candidate included in the company's proxy materials." Given this divergence from the primary focus of the proposal, the staff allowed exclusion of the proposal under Rule 14a-8(c), noting that the change of control provision "constitute[d] a separate and distinct matter from the proposal relating to the inclusion of shareholder nominations for director in Textron's proxy materials."

Other recent examples that demonstrate the staff's position include: *PG&E Corp.* (March 11, 2010) (permitting exclusion of a proposal relating to license renewal because it "involves a separate and distinct matter from the proposals relating to mitigating risks and production level"); *Parker-Hannifin Corporation* (September 4, 2009) (permitting exclusion of a proposal that the board of directors institute a Triennial Executive Pay Vote program with three parts because the first two parts related to shareholder votes at every third annual shareholder meeting on executive compensation, but the third part related to a discussion forum on executive compensation policies and practices); *Duke Energy Corporation* (February 27, 2009) (permitting exclusion of a proposal requiring the company's directors to own a certain amount of the company's stock, to disclose all conflicts of interest and to be compensated only in the form of the company's common stock notwithstanding the proponent's argument that each of those items related to the broad concept of "improving director accountability"); *Morgan Stanley* (February 4, 2009) (permitting exclusion of a proposal requesting stock ownership guidelines for director candidates, new conflict of interest disclosures and restrictions on director compensation, notwithstanding the proponent's argument that each of those items related to the broad concept of "improving director accountability"); *General Motors Corp.* (April 9, 2007) (permitting exclusion of a proposal seeking shareholder approval for the restructuring of the company through numerous transactions); and *Centra Software, Inc.* (March 31, 2003) (permitting the exclusion of a proposal requesting amendments to the bylaws to require separate meetings of the independent directors and that the chairman of the board not be a company officer or employee, where the company argued the proposals would amend "quite different provisions" of the bylaws and were therefore unrelated).

Similar to the examples described above, the Proponent's stock retention proposal lacks a single unifying concept and combines two separate and distinct proposals in violation of Rule 14a-8(c). The principal focus of the proposal appears in its title –"Executives to Retain Significant Stock." As the title highlights, the proposal's central objective is the adoption of a policy requiring senior executives to retain a significant amount of the Company's stock.

The second paragraph of the resolution, however, introduces a separate and distinct governance matter, the adoption of an anti-hedging policy. This portion of the proposal speaks to an entirely different corporate governance issue, i.e., whether to permit company employees to engage in hedging transactions with respect to their company's securities. The Proponent, recognizing the differences between the principal focus of the proposal, stock retention, and the separate and distinct anti-hedging component, acknowledges that hedging transactions "are not sales but [instead] reduce the risk of loss to the executive[s]." In an effort to avoid exclusion, however, the Proponent responded to the Deficiency Notice by revising the second paragraph of the resolution to refer to the two distinct policies as a "single unified policy." Merely labeling the two polices a single policy, however, does not make them a single proposal for purposes of Rule 14a-8. The policies must instead be analyzed to determine whether they are substantially related and are designed to achieve the same objective. The proposed stock retention policy and anti-hedging policy fall far short of this standard.

Stock retention and anti-hedging polices are designed to manage completely different issues. As the Proponent states, stock retention policies are designed to control the sale of company stock by prohibiting sales of stock by covered individuals. Anti-hedging policies, on the other hand, are intended to address issues associated with an employee's efforts to manage the economic risk of stock ownership, and often involve complex financial instruments. These financial instruments often raise concerns under various provisions of the federal securities laws, including insider trading and beneficial ownership reporting and liability provisions. Policies that prohibit or regulate hedging by executive officers are designed to address these legal issues. In addition, because hedging transactions often involve the possibility of unexpected sales of the executive's hedged shares, anti-hedging policies are designed to help avoid unexpected sales of stock into a declining market, exacerbating a decline in the company's stock price. For all of these reasons, an anti-hedging policy requires consideration of issues well beyond the scope of a stock retention policy, including insider trading policies, compensation risk management policies, prohibitions on short-term and speculative trading, and the personal financial planning concerns of covered individuals.

The anti-hedging policy component of the proposal is separate and distinct from the rest of the proposal because it implicates a different set of concerns and is not necessary to the proposal's central goal of requiring senior executives to retain a significant amount of the Company's stock. Accordingly, the proposal constitutes two separate proposals, rendering the entirety of the proposal excludable under Rule 14a-8(c).

B. The proposal is materially false and misleading in violation of Rule 14a-9 and therefore may be excluded under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits exclusion of a proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." The staff has stated that a statement is misleading, and therefore excludable under Rule 14a-8(i)(3), where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." *See* SLB No. 14B.

The staff also has indicated that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Staff Legal Bulletin No. 14B* (Sep. 15, 2004) ("SLB No. 14B"). Additionally, the staff has said that a proposal is impermissible vague and indefinite, and thus excludable under Rule 14a-8(i)(3), where it is open to multiple interpretations such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Fuqua Industries, Inc.* (March 12, 1991).

Portions of the Supporting Statement are Irrelevant to Executive Stock Retention

A large portion of the supporting statement for each version of the proposal is unrelated to the proposal, and as a result the Company's shareholders could be misled regarding what they are being asked to approve. While the resolution purports to seek the adoption of a stock retention policy, the supporting statement addresses a laundry list of matters that have nothing to do with stock retention and that appear to be corporate governance matters about which the Proponent wishes to express his opinion. One full paragraph relates to the Proponent's opinion regarding the amount and elements of the Company's compensation of a former CEO, another paragraph expresses the Proponent's opinions regarding the vesting provisions of the Company's employee stock options and the quality of the Company's performance-based compensation program, and yet another paragraph questions the independence of Company directors and succession planning matters. None of these subjects is even remotely related to whether the Company should adopt a stock retention policy, and the Proponent has made no attempt to tie his views on these matters to the resolution on which shareholders are being asked to vote.

Inclusion of these irrelevant complaints in the supporting statement might lead shareholders to believe that they are being asked to express agreement or disagreement with the Proponent's views on those subjects. At a minimum, a proponent should not be permitted to use Rule 14a-8 to gain access to a company's proxy statement to advance a proposal and then use the proposal as a vehicle for expressing opinions on wholly unrelated matters.

The Late Submission (but not the Original Proposal) contains yet another irrelevant sentence which has the potential to mislead shareholders. As discussed above, the Late Submission includes a sentence stating that, without the requested prohibition on hedging, "directors would be able to avoid the impact of [the] proposal." Because the proposal seeks a stock retention policy applicable only to "senior executives," director hedging would not "avoid the impact" of the requested stock retention policy. Accordingly, the sentence is irrelevant to the proposal and has the potential to cause shareholders to believe, wrongly, that the proposal would apply a stock retention policy to the Company's directors.

The staff has routinely permitted exclusion of proposals or supporting statements where the supporting statement is irrelevant to the action sought by the proposal. In *Energy East Corporation* (February 12, 2007), for example, the staff permitted exclusion of a proposal where the focus of the proposal was executive compensation while the supporting statement addressed issues including director independence and plurality voting standards. *See also Bob Evans Farms, Inc.* (June 26, 2006) (permitting exclusion of supporting statement where it "fail[ed] to discuss the merits" of the proposal and did not aid stockholders in deciding how to cast their votes); *Burlington Northern Santa Fe Corp.* (January 31, 2001) (permitting exclusion of supporting statement involving racial and environmental policies as irrelevant to a proposal seeking stockholder approval of poison pills); and *Boise Cascade Corp.* (January 23, 2001) (permitting exclusion of supporting statements regarding the director election process, environmental and social issues and other topics unrelated to a proposal calling for the separation of the CEO and chairman). For the same reasons, both versions of the Proponent's proposal are excludable under Rule 14a-8(i)3).[1]

While the Company is aware of the staff's practice of permitting shareholders to make revisions to proposals where the revisions are minor in nature, this practice was adopted to "deal with proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." *See* SLB No. 14B. As the staff further noted in SLB No. 14B, "[o]ur intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it into compliance with the proxy rules." See also *Staff Legal Bulletin No. 14* (July 13, 2001). The false and misleading statements in the Proponent's proposal are so extensive that redaction of them is impracticable. Accordingly, the proposal is excludable in its entirety.

---

[1] If the staff were to deem the Late Submission to have been effectively substituted for the Original Proposal, subject to redaction of the substantive changes, the Late Submission would be excludable under Rule 14a-8(i)(3) for the additional reason that the term "normal retirement age" would be undefined, rendering the proposal vague and indefinite. For example, the Social Security Administration calculates "normal retirement age" based upon year of birth in a range between age 65 and 67. Section 411 of the Internal Revenue Code and IRS rules thereunder define "normal retirement age" for minimum vesting purposes under qualified governmental pension plans as 62 or older (but not lower than 55 generally). In addition, "normal retirement age" often is determined based upon the attainment of a certain number of years of service, a specified age, or a combination of both. As a result, neither the company nor shareholders would be able to determine with reasonable certainty what actions or measures the proposal would require. *See, e.g., The Boeing Company* (March 2, 2011) (permitting exclusion of a proposal requesting, in part, that senior executives relinquish "executive pay rights" where the staff found that the proposal did not sufficiently define the meaning of that phrase, rendering the proposal vague and indefinite).

CONCLUSION

For the reasons set forth above, it is our view that the Company may exclude both the Original Proposal and the Late Submission from its 2013 proxy materials. We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes both versions of the Proponent's proposal.

If you have any questions or need additional information, please feel free to contact me at (630) 623-3154. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at denise_horne@us.mcd.com.

Sincerely,



Denise A. Horne
Corporate Vice President,
Associate General Counsel and
Assistant Secretary

cc: John Chevedden
Alan L. Dye
Hogan Lovells

Enclosures

Exhibit A

Copy of the Proponent's Initial Submission

Flores Noemi

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Friday, December 07, 2012 10:15 AM
To:	Corporate Secretary
Cc:	Flores Noemi
Subject:	Rule 14a-8 Proposal (MCD)``
Attachments:	CCE00001.pdf

Dear Ms. Santona,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Andrew J. McKenna
Chairman of the Board
McDonald's Corporation (MCD)
One McDonald's Plaza
Oak Brook, IL 60523

Dear Mr. McKenna,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden



Date

FISMA & OMB Memorandum M-07-16

cc: Gloria Santona <corporatesecretary@us.mcd.com>
Corporate Secretary
FX: 630-623-0497
FX: 630-623-5211
PH: 630 623-3000
Noemi Flores <noemi.flores@us.mcd.com>
PH: 630-623-6637
FX: 630-623-3512

[MCD: Rule 14a-8 Proposal, December 7, 2012]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any pay or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2007 with "High Governance Risk." Also "High Concern" in director qualifications and "High Concern" in Executive Pay – $13 million for our former CEO James Skinner. We even paid for Mr. Skinner's corporate jet travel to his part-time job. This was under the leadership of Robert Eckert, former Mattel CEO, who chaired our executive pay committee. Miles White was another CEO on our executive pay committee. CEOs are not know for moderation when it comes to executive pay.

Additionally, our highest paid executives continued to receive stock options that simply vest over time without job performance requirements. Equity pay should have job performance requirements to align with shareholder interests and market-priced stock options could provide rewards due to a rising market alone, regardless of an executive's job performance. Also, our highest paid executives could be given long-term cash incentive pay, which did nothing to link job performance with long-term shareholder value.

Three directors were age 74 to 82 – succession planning concern. Perhaps it was not a surprise that Andrew McKenna, at age 82, chaired our director nomination committee. Two directors worked together on the Aon Corporation board. Intra-board relationships like this can compromise a director's ability to act independently. Five directors had 13 to 23 years long-tenure. Director independence erodes after 10-years. GMI said long-tenured directors could form relationships that may hinder their ability to provide effective oversight. A more independent perspective would be a priceless asset for our directors.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit B

Copy of the Proponent's 4:37 p.m. Submission

Flores Noemi

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Friday, December 14, 2012 4:37 PM
To:	Corporate Secretary
Cc:	Flores Noemi
Subject:	Rule 14a-8 Proposal (MCD)``
Attachments:	CCE00007.pdf

Dear Ms. Santona,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Andrew J. McKenna
Chairman of the Board
McDonald's Corporation (MCD)
One McDonald's Plaza
Oak Brook, IL 60523

REVISED DEC. 14, 2012

Dear Mr. McKenna,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden

December 7, 2012
Date

FISMA & OMB Memorandum M-07-16

cc: Gloria Santona <corporatesecretary@us.mcd.com>
Corporate Secretary
FX: 630-623-0497
FX: 630-623-5211
PH: 630 623-3000
Noemi Flores <noemi.flores@us.mcd.com>
PH: 630-623-6637
FX: 630-623-3512

[MCD: Rule 14a-8 Proposal, December 7, 2012, Revised December 14, 2012]

Proposal 4* – Executives To Retain Significant Stock

RESOLVED: That shareholders urge the Compensation Committee of our Board of Directors to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age and to report to shareholders regarding the policy before the Company's 2013 annual meeting of shareholders. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 25% of net after-tax shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2007 with "High Governance Risk." Also "High Concern" in director qualifications and "High Concern" in Executive Pay – $13 million for our former CEO James Skinner. We even paid for Mr. Skinner's corporate jet travel to his part-time job. This was under the leadership of Robert Eckert, former Mattel CEO, who chaired our executive pay committee. Miles White was another CEO on our executive pay committee. CEOs are not know for moderation when it comes to executive pay.

Additionally, our highest paid executives continued to receive stock options that simply vest over time without job performance requirements. Equity pay should have job performance requirements to align with shareholder interests and market-priced stock options could provide rewards due to a rising market alone, regardless of an executive's job performance. Also, our highest paid executives could be given long-term cash incentive pay, which did nothing to link job performance with long-term shareholder value.

Three directors were age 74 to 82 – succession planning concern. Perhaps it was not a surprise that Andrew McKenna, at age 82, chaired our director nomination committee. Two directors worked together on the Aon Corporation board. Intra-board relationships like this can compromise a director's ability to act independently. Five directors had 13 to 23 years long-tenure. Director independence erodes after 10-years. GMI said long-tenured directors could form relationships that may hinder their ability to provide effective oversight. A more independent perspective would be a priceless asset for our directors.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit C

Copy of Original Proposal and Related Correspondence

Flores Noemi

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Friday, December 14, 2012 4:50 PM
To:	Corporate Secretary
Cc:	Flores Noemi
Subject:	Rule 14a-8 Proposal (MCD)``
Attachments:	CCE00008.pdf

Dear Ms. Santona,
Please see the attached Rule 14a-8 Proposal revision.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Andrew J. McKenna
Chairman of the Board
McDonald's Corporation (MCD)
One McDonald's Plaza
Oak Brook, IL 60523

REVISED DEC. 14, 2012
REVISED DEC 14, 2012 #2

Dear Mr. McKenna,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden



Date

FISMA & OMB Memorandum M-07-16

cc: Gloria Santona <corporatesecretary@us.mcd.com>
Corporate Secretary
FX: 630-623-0497
FX: 630-623-5211
PH: 630 623-3000
Noemi Flores <noemi.flores@us.mcd.com>
PH: 630-623-6637
FX: 630-623-3512

[MCD: Rule 14a-8 Proposal, December 7, 2012, Revised December 14, 2012, second revision December 14, 2012]

Proposal 4* – Executives To Retain Significant Stock

RESOLVED: That shareholders urge the Compensation Committee of our Board of Directors to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age and to report to shareholders regarding the policy before the Company's next annual meeting of shareholders. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 25% of net after-tax shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2007 with "High Governance Risk." Also "High Concern" in director qualifications and "High Concern" in Executive Pay – $13 million for our former CEO James Skinner. We even paid for Mr. Skinner's corporate jet travel to his part-time job. This was under the leadership of Robert Eckert, former Mattel CEO, who chaired our executive pay committee. Miles White was another CEO on our executive pay committee. CEOs are not know for moderation when it comes to executive pay.

Additionally, our highest paid executives continued to receive stock options that simply vest over time without job performance requirements. Equity pay should have job performance requirements to align with shareholder interests and market-priced stock options could provide rewards due to a rising market alone, regardless of an executive's job performance. Also, our highest paid executives could be given long-term cash incentive pay, which did nothing to link job performance with long-term shareholder value.

Three directors were age 74 to 82 – succession planning concern. Perhaps it was not a surprise that Andrew McKenna, at age 82, chaired our director nomination committee. Two directors worked together on the Aon Corporation board. Intra-board relationships like this can compromise a director's ability to act independently. Five directors had 13 to 23 years long-tenure. Director independence erodes after 10-years. GMI said long-tenured directors could form relationships that may hinder their ability to provide effective oversight. A more independent perspective would be a priceless asset for our directors.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4*

Notes:
John Chevedden ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Flores Noemi

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Wednesday, December 12, 2012 8:47 PM
To:	Corporate Secretary
Cc:	Flores Noemi
Subject:	Rule 14a-8 Proposal (MCD) sts
Attachments:	CCE00010.pdf

Dear Ms. Santona,
Attached is rule 14a-8 proposal stock ownership letter. Please acknowledge receipt and let me know by Friday whether there is any question.
Sincerely,
John Chevedden


SPINNAKER TRUST

Post-it® Fax Note 7671	Date 12-12-12	# of pages ▶
To Gloria Santona	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 630-623-5512	Fax #	

December 12, 2012

John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden,

This is to confirm that you own no fewer than 60 shares of McDonald's Corporation (MCD) CUSIP #580135101 and have held them continuously since at least October 1, 2011.

Spinnaker Trust acts as custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as a master custodian for Spinnaker Trust. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

These shares are held by Northern Trust as master custodian for Spinnaker Trust. All of the shares have been held continuously since at least October 1, 2011.

Sincerely,



John P.M. Higgins
Relationship Manager

123 Free Street, P.O. Box 7160, Portland, Maine 04112-7160
207-553-7160 207-553-7162 (Fax) 888-449-3512 (Toll Free) www.spinnakertrust.com



Northern Trust

December 12, 2012

John Chevedden

FISMA & OMB Memorandum M-07-16

RE: McDonald's Corp. (MCD) (Shareholder Resolution) CUSIP #580135101 ***FISMA & OMB Memorandum M-07-16*** Spinnaker Trust

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Spinnaker Trust. As of October 1, 2012, Spinnaker Trust held 38,480 shares of McDonald's Corp., (MCD) CUSIP #580135101. The above account has continuously held at least 60 shares of MCD common stock since at least October 1, 2011.

Sincerely,

Rhonda Epler-Staggs
Northern Trust Company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Spinnaker Trust

<u>Exhibit D</u>

Copy of Deficiency Notice

Flores Noemi

From:	Flores Noemi
Sent:	Thursday, December 20, 2012 5:10 PM
To:	***FISMA & OMB Memorandum M-07-16***
Subject:	Letter from McDonald's
Attachments:	J. Chevedden.pdf

Mr. Chevedden,

Please see the attached letter from McDonald's Corporation regarding the submission that you made for the Company's 2013 Annual Meeting of Shareholders.

Noemi

=====================

Noemi Flores
Senior Counsel
McDonald's Corporation
630-623-6637 (Direct)
630-623-3512 (Fax)
noemi.flores@us.mcd.com



McDonald's Corporation
One McDonald's Plaza
Oak Brook, IL 60523

December 20, 2012

By E-mail and Overnight Courier

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposals

Dear Mr. Chevedden,

We received your letter and attachment dated December 7, 2012, and the additional letters and revised attachments that you submitted on December 14, 2012 (the "Submission"), for consideration at the Company's 2013 Annual Meeting of Shareholders.

The Submission contains certain procedural deficiencies. Rule 14a-8(c) of the Securities Exchange Act of 1934 provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The Submission contains more than one proposal: one proposal calling for the adoption of a policy requiring senior executives to retain a certain percentage of shares acquired through equity compensation programs and another proposal requesting an anti-hedging policy.

In addition, Rule 14a-8(d) provides that a "proposal, including any accompanying supporting statement, may not exceed 500 words." The proposals contained in your Submission exceed 500 words.

To correct these deficiencies, please indicate which proposal you would like to submit and which proposal you would like to withdraw. In addition, please limit the proposal that you submit to 500 words or less. Rule 14a-8 requires that you correct these deficiencies with a response that is postmarked or transmitted electronically no later than 14 calendar days after you receive this letter.

A copy of Rule 14a-8, including Rules 14a-8(c) and (d), is enclosed.

Very truly yours,

Noemi Flores

Noemi Flores
Senior Counsel
(630) 623-6637

Enclosure (Rule 14a-8)

Exhibit E

Copy of Late Submission

Flores Noemi

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, December 27, 2012 1:07 PM
To: Flores Noemi
Cc: Corporate Secretary
Subject: Rule 14a-8 Proposal (MCD)``
Attachments: CCE00007.pdf

Dear Ms. Flores,
Please see the attached Rule 14a-8 Proposal revised at company request.
The revised text clarifies that the proposal seeks a single unified policy to prevent company directors from avoiding the impact of this proposed policy.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Andrew J. McKenna
Chairman of the Board
McDonald's Corporation (MCD)
One McDonald's Plaza
Oak Brook, IL 60523

REVISED DEC. 14, 2012
REVISED DEC. 14, 2012 #2
REVISED DEC. 27, 2012

Dear Mr. McKenna,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden

December 7, 2012
Date

FISMA & OMB Memorandum M-07-16

cc: Gloria Santona <corporatesecretary@us.mcd.com>
Corporate Secretary
FX: 630-623-0497
FX: 630-623-5211
PH: 630 623-3000
Noemi Flores <noemi.flores@us.mcd.com>
PH: 630-623-6637
FX: 630-623-3512

[MCD: Rule 14a-8 Proposal, December 7, 2012, Revised December 14, 2012, second revision December 14, 2012, revised per company request, December 27, 2012]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders urge that our executive pay committee adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before our Company's next annual meeting. For the purpose of this policy, normal retirement age would be an age of at least 60 and determined by our executive pay committee. Shareholders recommend that the committee adopt a share retention percentage requirement of at least 25% of net after-tax shares.

This single unified policy shall prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. Otherwise our directors would be able to avoid the impact of this proposal. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2007 with "High Governance Risk." Also "High Concern" regarding director qualifications and "High Concern" regarding Executive Pay – $13 million for former CEO James Skinner. We even paid for Mr. Skinner's corporate jet travel to his part-time job. This was under the leadership of Robert Eckert, former Mattel CEO, who chaired our executive pay committee. Miles White was another CEO on our executive pay committee. CEOs are not known for moderation in executive pay.

Our highest paid executives continued to receive stock options that simply vest over time without job performance requirements. Equity pay should have job performance requirements to align with shareholder interests. Also, our highest paid executives could be given long-term cash incentive pay, which did nothing to link job performance with long-term shareholder value.

Three directors were age 74 to 82 – succession-planning concern. Perhaps it was not a surprise that Andrew McKenna, at age 82, chaired our director nomination committee. Two directors worked together on the Aon Corporation board. Intra-board relationships can compromise a director's independence. Five directors had 13 to 23 years long-tenure. Director independence erodes after 10-years. GMI said long-tenure could hinder director ability to provide effective oversight. A more independent perspective would be a priceless asset for our directors.

Please vote to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***